FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

30 July 2025

HSBC HOLDINGS PLC
INTERIM RESULTS 2025
ZOOM MEETING

HSBC will be holding a Zoom meeting today for investors and analysts. The speakers will be Georges Elhedery (Group Chief Executive) and Pam Kaur (Group Chief Financial Officer).

A copy of the presentation to investors and analysts is attached and is also available to view and download at: https://www.hsbc.com/investors/results-and-announcements/all-reporting/group

 http://www.rns-pdf.londonstockexchange.com/rns/1561T_1-2025-7-30.pdf

Full details of how to access the Zoom meeting appear below and can also be found at www.hsbc.com/investors/results-and-announcements.

Time: 7.45am (London); 2.45pm (Hong Kong); and 2.45am (New York).

Webcast: https://hsbc.zoom.us/webinar/register/WN_HslnZQWqT2mO09pDLd0M_Q

Replay access details from 30 July 2025 12.00pm BST - 30 August 2025 12.00pm BST

Please find replay details here: https://www.hsbc.com/investors/results-and-announcements

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,214bn at 30 June 2025, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 July 2025